UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Pentair plc
(Exact name of the registrant as specified in its charter)

Ireland	001-11625
(State or other jurisdiction of incorporation)	(Commission File No.)

Regal House, 70 London Road, Twickenham, London, TW13QS United Kingdom
(Address of principal executive offices)

Karla C. Robertson
Executive Vice President, General Counsel, Secretary
and Chief Social Responsibility Officer

44-74-9421-6154
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Pentair plc (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at https://www.pentair.com/en-us/legal/partner-supplier-info.html.

The Rule imposes reporting obligations on Securities and Exchange Commission registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of their products. If a registrant determines that any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (the “Subject Minerals”), are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a Reasonable Country of Origin Inquiry (“RCOI”) regarding those Subject Minerals that is reasonably designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The Company performed a RCOI, in which it surveyed over 3,680 direct suppliers, spanning eight enterprise resource planning systems, regarding whether the necessary Subject Minerals have been sourced from any of the Covered Countries. Most of the responses the Company received indicated that either (1) to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to the Company during 2022 did not originate from a Covered Country, or (2) such supplier did not use Subject Minerals in the materials and components that it supplied to the Company during 2022. Further information regarding the Company’s RCOI is included in Section 2.2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01. The disclosure set forth in Section 2.2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.

After reviewing the results of the RCOI, the Company could not conclusively determine that it had no reason to believe that, during 2022, Subject Minerals necessary for the functionality or production of its products may have originated from a Covered Country and may not be from recycled or scrap sources. The Company conducted its RCOI in good faith, and it believes that such inquiry was reasonable to allow it to make the determination. Accordingly, the Company proceeded to exercise due diligence on the source and chain of custody of the Subject Minerals in accordance with the framework contained in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, including the related supplements on tin, tungsten, tantalum and gold. The Conflict Minerals Report filed as Exhibit 1.01 to this report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached and other disclosures required by the Rule.

Item 1.02 Exhibit
As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable.
Section 3 — Exhibits
Item 3.01    Exhibits

The following exhibit is filed as part of this report.
EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Pentair plc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pentair plc

By:	/s/ Karla C. Robertson	May 26, 2023
	Karla C. Robertson	(Date)
Executive Vice President,
General Counsel, Secretary and Chief Social Responsibility Officer